Exhibit 99.1
Satyam allots shares to Venturbay
New Delhi, 10 July 2009: Mahindra Satyam (the new brand identity of Satyam Computer Services Ltd. — NYSE: SAY; BSE: SATYAM; NSE: SATYAMCOMP) (the “Company” or “Satyam”), announced today that its board of directors (“Board”) had allotted 19,86,58,498 (Nineteen Crores Eight-Six Lakhs Fifty-Eight Thousand Four Hundred and Ninety-Eight Only) shares of the Company (the “Additional Shares”) to Venturbay Consultants Private Limited (“Venturbay”), a subsidiary controlled by Tech Mahindra Limited (“Tech Mahindra”). Following the allotment of the Additional Shares, the outstanding share capital of Satyam is 1,175,455,935 equity shares (including equity shares underlying ADSs) and Venturbay holds approximately 43% of the outstanding share capital.
As stated in the press release dated July 08, 2009, the allotment of the Additional Shares to Venturbay was subject to (i) Venturbay transferring the subscription amount aggregating to Rs. 11,52,21,92,884/-(approximately US$ 230 million based on an exchange rate of Rs. 50 to US$1) (“Subscription Amount”) from the public offer escrow account to Satyam’s account; and (ii) fulfillment of certain closing conditions, including receipt of in-principle approvals from the stock exchanges.
The Subscription Amount has been deposited in the Company’s account and the Company expects to use such funds for its general corporate purposes. In addition, the Company also received in-principle approvals of the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited on July 9, 2009. Since the conditions to the allotment of the Additional Shares were satisfied, the Board passed a resolution to allot the Additional Shares to Venturbay.
About Mahindra Satyam
Mahindra Satyam (the new brand identity of Satyam Computer Services Ltd. — NYSE: SAY), a leading global business and information technology services company, delivers consulting, systems integration, and outsourcing solutions to clients in numerous industries across the globe. Mahindra Satyam leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s professionals excel in engineering and product development, supply chain management, client relationship management, business process quality, business intelligence, enterprise integration, and infrastructure management, among other key capabilities.
Mahindra Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve numerous clients, including many Fortune 500 organizations.
About Tech Mahindra
Tech Mahindra is a leading provider of solutions and services to the telecommunications industry, majority stake owned by Mahindra & Mahindra Limited, in partnership with British Telecommunications plc. With total revenues of Rs 4464.7 crores in the year ended March 31, 2009, Tech Mahindra serves telecom service providers, equipment manufacturers, software vendors and systems integrators. Tech Mahindra solutions enable clients to maximize returns on IT investment by achieving fast time to market, reduced total cost of ownership and high customer satisfaction. Tech Mahindra achieves this through its domain and process expertise, distinctive IT skills, research and development, proven innovative delivery models and approach to off shoring.
Assessed at SEI-CMMi Level 5 and PCMM Level 5, Tech Mahindra’s track record for value-delivery is supported by 25000 professionals who provide a unique blend of culture, domain expertise and in-depth technology skill-sets. Its development centres are ISO 9001:2000 & BS7799 certified. Tech Mahindra has principal offices in the UK, United States, Germany, UAE, Egypt, Singapore, India, Thailand, Taiwan, Malaysia, Philippines, Canada & Australia.
Cautionary Statement for Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein, including statements regarding the use of the proceeds from the sale by the Company of the Additional Shares are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements.